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LPT Capital Ltd. 1383 Marinaside Cr., Suite 805 Vancouver, BC, V6Z 2W9 Tel: 604 720 0099	Lincoln Gold Corp. 885 Dunsmuir St., Suite 350 Vancouver, BC, V6C 1N5 Tel: 604 688 7377

July 8, 2009

LTP Capital Ltd. and Lincoln Gold Corporation Provide Update

VANCOUVER, BRITISH COLUMBIA - LPT Capital Ltd. ("LPT") (TSX-V: LPC.P) and Lincoln Gold Corp. ("Lincoln") (OTCBB: LGCPF) report that they have agreed to extend the deadline to August 31, 2009 for completing the transactions relating to the combination of the businesses of the two companies (the "Merger"). LPT and Lincoln seek to close the Merger, and the concurrent private placement discussed below, as soon as possible in July 2009. The Merger is intended to be LPT's "Qualifying Transaction" under TSX Venture Exchange Policy 2.4. Please refer to the joint information circular of Lincoln and LPT dated January 19, 2009 (the "Circular"), available on the SEDAR website, for details of the Merger.

In connection with the Merger, LPT is conducting a non-brokered private placement to raise up to $6 million by the issuance of units at a price of $0.17 per unit. Each unit will consist of one post-consolidated common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase, for a period of two years from closing, one post-consolidated common share at a price of $0.25. Finder's fees will be paid in connection with the financing.

On behalf of LPT Capital Ltd.

"Phillip J. Walsh"

Philip J. Walsh
President & CEO

On behalf of Lincoln Gold Corp.

"Paul Saxton"

Paul Saxton
President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.